Wally World Media, Inc.
200 Centennial Avenue, Suite 200
Piscataway, New Jersey 08854

February 1, 2013

VIA EDGAR
Mark P. Shuman, Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Wally World Media, Inc. Registration Statement on Form S-1 Filed December 26, 2012 File No. 333-185694

Dear Mr. Shuman:

We are in receipt of your comment letter dated January 23, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:
The only written communications that we provided to our investors was a copy of our Private Placement Memorandum. We will submit a copy to you. We have not prepared nor distributed any research reports that were published or distributed by any broker or dealer. Additionally, no broker or dealer is participating in this Offering. We have not engaged and do not intend to engage any broker or dealer to participate in this offering.

2.
Please revise throughout to avoid claims that the technology you propose to develop will achieve specific results. Rather, you should describe desired product characteristics as objectives you may not be able to achieve. For example, please revise the following:

●	“Through the chip-in feature, users will be able to offer a service for a specific fee, allowing others to combine their offers in order to provide the advertised fee,” on page 19; and
●	“Party Crowd will receive five (5) percent of the transactions completed on its servers,” on page 20.

RESPONSE:
Throughout the Registration Statement, we have revised the language to clearly state that we have not completed the development of YouPop and have not begun developing Party Crowd. We have removed any references that may indicate that the technology will achieve specific results. We describe the desired characteristics but clearly state that we are still completing the design and implementation of YouPop.

3.
Please revise throughout to fully clarify that the proposed platforms are not yet operational. Also, please describe the nature and extent of the platform development that has occurred to date. For example, please revise or provide support for the following:

●	“Through ‘YouPop’, our social media website, the Company facilitates transactions between buyers and sellers of micro-services by pooling together the needs and products of these users and providing a platform for negotiation and completion of these transactions” on page 16; and
●	“YouPop allows users to crowd source and create personalized content to ‘share’ with their friends and colleagues,” on page 17.

RESPONSE:
We have revised the language throughout the Registration Statement to clearly indicate that YouPop is still being developed and is not operational, yet. We also make it clear that it has not been launched to the public but that we expect it will be finished and available by April 2013. We have removed the statements that “Through ‘YouPop’, our social media website, the Company facilitates transactions between buyers and sellers of micro-services by pooling together the needs and products of these users and providing a platform for negotiation and completion of these transactions” and “YouPop allows users to crowd source and create personalized content to ‘share’ with their friends and colleagues”.

4.
We note that certain graphics appear on the inside of the prospectus. Please note that graphic presentations should accurately represent your current business. For example, it is not appropriate to depict an Internet website or platform that does not yet exist. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

RESPONSE:
We have removed the certain graphics that appear on the inside of the prospectus because YouPop is not fully operational, yet. These graphics do not accurately reflect our current business because the YouPop platform is not available to the public.

5.	Certain graphics included on the inside of the prospectus are difficult to discern. Please revise to ensure that any graphics used are fully legible.

RESPONSE:	We have removed all graphics of our platform, YouPop, because it is not fully operational nor is it available to the public.

6.	Please tell us whether the user profiles in the graphics are actual platform users. Similarly, please also tell us whether the groups and offering are authentic.

RESPONSE:
The user profiles in the graphics are not actual platform users. Therefore, we have removed any reference to the graphics and the groups. The offerings and groups displayed are not authentic and therefore this graphic has been removed.

Facing Sheet

7.	You describe a delayed or continuous offering. However, you have not checked the box indicating that the offering will be conducted pursuant to Rule 415. Please revise.

RESPONSE:	We have checked the box indicating that the offering will be conducted pursuant to Rule 415.

Prospectus Cover Page

8.
State the number of offered shares that are outstanding. To the extent any of the offered shares are not yet outstanding tell us the number of shares to be issued, identify the prospective shareholder(s), describe the rights and obligations of the parties with respect to the share issuance(s), discuss the timing of the issuance(s), and provide the underlying agreement(s) relating thereto. We note the disclosure on page 12, which indicates that all of the offered shares are outstanding and are held by the selling shareholders you identify.

RESPONSE:	On the Prospectus Cover Page, we have revised the disclosure to clearly state that all the shares being offered for resale are currently outstanding.

Prospectus Summary

9.
You employ terms such as “crowdsourcing,” and “micro-service.” Please revise to include reasonably detailed descriptions of what you mean in using these terms and consider using a short descriptive phrase with each use of such a term throughout the prospectus so that the text will be more readily accessible to potential investors. Please refer to Rule 421(d) of Regulation C.

RESPONSE:
Throughout the registration statement we have either removed or provided additional explanation as to what was meant by “crowdsourcing” and “micro-service”. We clarify that our website platform, YouPop, will be a way for users to network with other users to find people that would be willing to provide small services, such as designing a business logo or translating a page of text from one language to another, in exchange for a fee.

10.	Please provide a brief disclosure of the proposed monetization structure for each platform.

RESPONSE:
We have revised the registration statement to better explain how we plan to monetize the YouPop platform. We have not begun to develop the Party Crowd platform so we do not discuss how we plan to monetize that platform. We only discuss the Party Crowd platform under Plan of Operations in the Management’s Discussion and Analysis section because we intend to begin developing this platform after the launch of our YouPop platform.

Risk Factors

General

11.
As appropriate throughout the risk factor section, provide quantitative information that will enable investors to evaluate the scope of the risk presented. For example, in the third risk factor on page 4, indicate the minimum dollar amount of funds that are needed to fund your planned operations for a period of one year.

RESPONSE:
We have revised the risk factor section to provide quantitative information that will enable investors to evaluate the scope of the risk presented. Specifically, in the third risk factor on page 4, we indicate that we estimate that we will need an additional $60,000 of funds in order to continue our planned operations for a period of one year.

12.
Certain risk factors appear to detract from the presentation of risks presented by current business conditions. The risk factors should generally be tailored to the development stage of your current activities. For example, on page 4, it appears premature to discuss whether your website will gain market acceptance, or whether you will be required to upgrade your services, when the development of the underlying website is in its nascent stages. In such circumstances the uncertainty as to whether the website will be developed to an operational state that will be used by customers appears to be more pertinent to current conditions.

RESPONSE:
We have revised the risk factors to focus on the development stage of our current activities. Specifically, we have removed the risk factors that discuss whether our website will gain market acceptable or whether we will be required to upgrade our services. And, we have added risk factors that discuss our development stage and the fact that the YouPop platform has not been fully developed and completed.

13.
Please revise the captions of your risk factors so that each heading concisely expresses the material risk to the company or investors that is posed by the condition or uncertainty that you identify in the caption and discuss in the body of the related risk factor. For example, please rephrase the heading of the third risk factor on page 4 so as to ensure that the heading expresses a risk, rather than a business need. Also, avoid generic conclusions such as “could harm our business” and replace them with descriptions of resulting risks that are more closely tailored to the conditions or uncertainties cited.

RESPONSE:
We have revised our captions to express a material risk to our business and investors. Specifically, we have revised the risk factor titled “We Need Additional Capital to Develop Our Business.” to state a material risk as opposed to stating a business need.

We Need Additional Capital to Develop Our Business, page 4

14.
Please revise this risk factor to inform investors of the minimum period of time that the company’s existing capital resources will fund your current business plan. Please also state that the terms of any additional capital formation may be disadvantageous to investors in the current offering.

RESPONSE:
On page 4, we have revised this risk factor to state that we expect to be able to operate our business for 10 months with the current amount of cash on hand. And, that we expect that we need an additional $60,000 in order to be able to operate our business for a period of twelve months. We also state that the terms of any additional funding that we may receive may be disadvantageous to our investors in the current offering.

If Our Websites and Social Networks Fail to Gain Market Acceptance …, page 4

15.
You state that all of your advertising revenue is dependent on independent third parties. Please revise the heading and caption to fully clarify that the platforms are not yet operational, and that you have not yet generated revenue.

RESPONSE:
On page 4, we have revised the risk factor to state “We Have Not Generated Any Revenue and Our Platforms Are Not Yet Operational, If Our Websites and Social Networks Do Not Become Operational or If They Fail to Gain Market Acceptance, We May Not Have Sufficient Capital to Pay Our Expenses and to Continue to Operate.”

We May Incur Significant Costs to be a Public Company…, page 5

16.
Please revise to more specifically alert investors as to how you would be impacted by the Sarbanes-Oxley Act. In particular, the risk factor should discuss exemptions for smaller reporting company as well as Emerging Growth Companies. For example, as a smaller reporting company you will not be required to obtain an auditor attestation with respect to management’s conclusion about the effectiveness of internal controls over financial reporting, for so long as you remain a smaller reporting company. In the context of this discussion, the risks associated with these exemptions should be disclosed.

RESPONSE:
On page 6, we have included a new risk factor to address how we would be impacted by the Sarbanes-Oxley Act. Specifically, the new risk factor addresses our status of an Emerging Growth Company and that we would not be required to obtain an auditor attestation. This risk factor also addresses the risks associated with these exemptions.

17.
Revise your reference to a “public company” status to convey to investors that you will have limited reporting duties, compared to fully reporting companies. Also, revise to clarify that upon effectiveness of the registration statement, pursuant to Section 15(d) of the Securities Exchange Act, you will be required to file periodic reports with the Commission. The estimated minimum annual expenses associated with the preparation of these periodic reports should be stated in quantitative terms. Under a separately captioned risk factor, please incorporate a discussion regarding the risks to investors of investing in a Section 15(d) reporting company. For example, investors in Section 15(d) companies do not have the protection of: proxy rules, Section 16 short swing profit requirements, beneficial ownership reporting, institutional investment manager reporting rules, and third party tender offer rules. In another risk factor address the possibility that your reporting obligations under Section 15(d) may be suspended due to the limited number of shareholders, and alert potential investors to the adverse consequences of the suspension of such reporting duties.

RESPONSE:
On page 6, we have added a new risk factor titled: “Our Common Shares Will Not Be Registered Under the Exchange Act and as a Result We Will Have Limited Reporting Duties Which Could Make Our Common Stock Less Attractive to Investors.” The risk factor addresses all the comments you state in Comment #17, above.

Our Future Success is Dependent…, page 6

18.
We note that on page 26, you indicate that Mr. Myman is your sole director. Please revise the caption to reflect that Mr. Myman is currently your sole director. Please also revise references to the company’s board of directors throughout the prospectus to uniformly refer to its sole director in that term. Disclose whether you have employment and post-employment, non-competition agreements with Messrs. Myman and Wasserman, as well as whether you have confidentiality agreements with them.

RESPONSE:
On page 6, we have revised this risk factor to indicate that Mr. Myman is our sole director. We have also revised the references to the company’s board of directors throughout the prospectus. Lastly, we have disclosed in this risk factor that Mr. Myman does not have an employment, post-employment or non-competition agreement. We also disclose we have an engagement agreement with CFO OnCall, Inc. which is owned and controlled by Adam Wasserman, our Chief Financial Officer.

19.	Please fully clarify the nature of your dependency upon Messrs. Myman and Wasserman, and as applicable, any corresponding risks.

RESPONSE:
On page 6, we have clarified that we are fully dependent on Mr. Myman for all our operations and managing the process of completing our online platform, YouPop. We have also discuss the risk that if Mr. Myman is unable to continue as our Chief Executive Officer we may not be successful in completing the YouPop platform or successfully implementing our business plan. Lastly, we discuss that we are dependent on Mr. Wasserman for the preparation of our financial statements and if Mr. Wasserman is not able to devote sufficient time to our company, we may be unable to prepare and finalize our financial statements which could result in us being delinquent in our filing obligations.

Our Key Personnel May Provide…, page 6

20.
You state that Messrs. Myman and Wasserman, intend to devote a minimum of twenty hours per week to the company. Please revise the heading to indicate that your key personnel may not provide more than 20 hours of time per week to your business.

RESPONSE:	On page 6, we have revised the heading to indicate that our key personnel may not provide more than 20 hours per week to our business.

If we are not able to implement the requirements of Section 404…, page 9

21.
Please disclose that you have not evaluated the effectiveness of your internal controls over financial reporting, or the effectiveness of your disclosure controls and procedures, and that you will not be required to evaluate your internal controls over financial reporting, or disclose the results of such evaluation, until the filing of your second annual report. Please also discuss resultant risks to investors.

RESPONSE:
On page 9, we have revised the risk factor to disclose that we have not evaluated the effectiveness of our internal controls over financial reporting, or the effectiveness of our disclosure controls and procedures and that we will not be required to evaluate our internal controls over financial reporting or disclose the results of such evaluation until the filing of our second annual report. We also discuss the risks to investors.

Other

22.	Please tell us whether you are considering including, if applicable, a risk factor that fully discloses that you have not yet developed the YouPop or PartyCrowd platforms.

RESPONSE:
On page 4, we have included a risk factor that fully discloses that we have not yet developed the YouPop platform. We do not mention Party Crowd in this risk factor because we have not even started developing that platform and do not make mention of it elsewhere in the registration statement, other than in the Plan of Operations.

23.
Since you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

RESPONSE:
On page 6, we have included a risk factor that addresses our election under Section 102(b)(1) and that we are allowed to delay the adoption of new or revised accounting standards and that our financial statements may not be comparable to companies that comply with public company effective dates.

24.
Exhibit 10.3, provides that CFO OnCall, Inc., does not undertake to, and will not, provide any assurance on the financial statements they assemble in connection with their services. Please tell us whether you have considered including a risk factor that would disclose to investors whether these limitations on the scope of CFO OnCall, Inc.’s activities pose any material risk to investors.

RESPONSE:
The language contained in the CFO Oncall engagement letter stating that CFO Oncall does not undertake to, and will not, provide any assurance on the financial statements they assemble in connection with their services, is merely a statement to the Company that CFO Oncall does not provide any auditing services and does not perform any procedures that would be performed by an independent auditor. CFO Oncall and Mr. Wasserman accepts all of the risks associated with being chief financial officer of the Company including all risks associated with signing the certifications pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 and overseeing all accounting function of the Company. Accordingly, we do not believe additional risk factors are necessary or appropriate.

Selling Security Holders, page 12

25.
You state that Alpha Capital was issued 3,000,000 shares, however, on page 13 you state that Alpha Capital Anstalt owns 3,325,000 shares prior to the offering. Please clarify whether Alpha Capital acquired 325,000 shares in the December 2012 offering you conducted in reliance upon Regulation D.

RESPONSE:
On page 12, we have included a footnote next to the 3,325,000 shares that are owned by Alpha Capital Anstalt to clarify that 3,000,000 shares were purchased by Alpha Capital Anstalt pursuant to a Stock Purchase Agreement and 325,000 shares were issued as founder’s shares for services rendered.

26.
The table indicates that Anslow and Jaclin, LLP own 128,000 shares prior to the offering; however, on page 16 you state that Anslow & Jaclin, LLP, and its associates, received an aggregate of 160,000 shares of common stock that are being registered in this Registration Statement. Please reconcile.

RESPONSE:
On page 13, we updated the selling security holder table to include a footnote next to Eric Stein to state that he is an associate at Anslow & Jaclin, LLP and received his shares as compensation for legal services. He owns 32,000 shares so together with the 128,000 shares listed for Anslow & Jaclin, LLP there is a total of 160,000 shares owned by Anslow & Jaclin, LLP and its associates.

27.
We note that Anslow and Jaclin, LLP, and Nicoletti and Harris, Inc., intend to resell shares. With respect to the shares to be offered for resale by these security holders, please disclose the natural person or persons who exercise the sole or shared voting and dispositive powers over those shares.

RESPONSE:	On page 13, we included footnotes for each incorporated entity in order to disclose the natural person or persons who exercise the sole or shares voting and dispositive powers over the shares.

28.
You state that to you best knowledge, none of the selling security holders are broker-dealers or affiliates of broker-dealers. Please revise to provide an unqualified statement regarding the status of any of the selling security holders as broker-dealers, or affiliates of broker-dealers.

RESPONSE:
On page 15, we have removed the language “to our best knowledge” and have provided an unqualified statement that none of the selling security holders are broker-dealers or affiliates of broker-dealers.

Description of Business

Our Business, page 17

29.
You state that you will hold cash payments provided to fund services sought until the work is completed and uploaded to YouPop for review and acceptance. Please disclose whether any state escrow or money transmitter laws (e.g., Uniform Money Services Act) may be implicated as a result of holding and transmitting user funds. Please also discuss the financial implications that may result from being required to being licensed under these laws, such as licensing costs and bonding requirements.

RESPONSE:
We do not expect that any state escrow or money transmitter laws will be implicated because we do not hold cash payments. We intend to place a hold on the credit card of the paying user until the services are completed. At such time as the services are completed, then we will charge the credit card and complete the transaction.

30.
You state, in the context of the description of the Party Crowd platform, that when a person donates money, their credit card is charged their donation plus a service fee of up to 15%. However, on page 20, you state that Party Crowd will receive five (5) percent of the transactions completed on its server. Please reconcile.

RESPONSE:
We have reconciled this disclosure by removing the reference to the Party Crowd platform. As we have previously stated, we are still developing and completing our internet platform, YouPop, so we have not finalized the exact fees that we will be charging. In addition, we have not started building the Party Crowd platform and do not expect to do so until we complete and launch YouPop.

Crowdsourcing, page 19

31.
You state that “crowdsourcing can provide users with [a] secure and safe platform to make and accept offers.” Please provide substantiation for this statement. As appropriate, expand to clarify that you are seeking to develop a website that has such functionality.

RESPONSE:
We have removed the discussion of Crowdsourcing in our registration statement. We expect to compete with a few crowdsourcing websites but do not feel that this discussion enhances our registration statement.

32.
You state that a dance group has posted a job offering. Similarly, we note the statement that the identified dance group has organized several flash mobs for people on YouPop in the past. In light of the fact that the website platform does not yet appear operational, please explain how this statement is accurate, or revise the text to ensure that examples of desired functionality are described appropriately.

RESPONSE:	We have removed this statement that a dance group has posted a job offering. Our platform is not yet operational and we have not accepted any job postings, yet.

Competition, page 20

33.	You provide a general overview of crowdsourcing; however, this discussion fails to provide sufficient specificity. Please disclose with specificity the state of competition in your industry.

RESPONSE:	On page 20, we have provided a more specific discussion of competition in our marketplace and some of our direct competitors.

34.	Please expand the disclosure regarding how the Party Crowd platform differs from existing Internet-based event invitation websites.

RESPONSE:
As previously disclosed, we have removed any reference to the Party Crowd platform in this section of the registration statement because we have not yet begun  developing the Party Crowd platform. However, we do not expect the Party Crowd platform to differ substantially from existing Internet-based event invitation websites, however, we do intend to include additional features that we hope will distinguish Party Crowd from the other event invitation websites.

Other

35.
Please also tell us whether you have implemented any mechanisms to prevent, or limit, unlawful transactions or acts, from occurring on or through the platform. Please also tell us whether you could incur liability for such conduct or acts.

RESPONSE:
On page 17, we discuss a what mechanisms that we plan to implement to prevent, or limit, unlawful transactions or acts, from occurring on or through the platform, such as manual review of each post and a reporting mechanism for users to report inappropriate posts.

Notes to Financial Statements

Note 6. Subsequent Events, page F-12

36.
Revise the filing to disclose the date through which subsequent events have been evaluated, and state whether that date is the date the financial statements were issued or the date the financial statements were available for issuance pursuant to ASC 855-10-50-1.

RESPONSE:
We have revised our disclosure to state that the Company has evaluated subsequent events through December 26, 2012, the date the financial statements were issued and filed with the Securities and Exchange Commission.   Except for the disclosure below, the Company has determined that there were no other events that warrant disclosure or recognition in the financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

37.
Please expand this section of the registration statement to provide additional specificity with regard to the operational and financial history of the company. For example, please explain the nature of any compensation and professional expenses incurred, and how expenses for the completed period compare to the current rate at which compensation expenses are being incurred.

RESPONSE:	We have revised management’s discussion and analysis of financial condition and results of operations do discuss the nature of compensation and professional fees.

Plan of Operations, page 22

38.	Please expand your disclosure to express fully and clearly what remains to be accomplished in order for the company to begin to generate net income.

RESPONSE:
On page 22, we expanded our disclosure to express fully and clearly that we will need to complete our design and implementation of our internet platform, YouPop, and begin growing our user database in order to start generating revenue.

Liquidity and Capital Resources, page 24

39.
You state that your currently available cash will not be sufficient to satisfy your cash requirements under the present operating expectations, without further financing, for the next twelve months. Revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. In addition, disclose the minimum dollar amount of funding you require to implement your business plan for a minimum period of one year. Quantitative information regarding your financial requirements is necessary to provide meaningful context for investors to assess the company’s financial condition and the likelihood you will be able to pursue your business plan.

RESPONSE:
On page 25, we revise our disclosure to state that our current cash will allow us to conduct our planned operations for a period of ten months and that we will need an additional $60,000 in order to conduct our planned operations for a period twelve months.

Our Business Plan Within 12 Months is Outlined Below, page 25

40.
Please provide a more detailed description of the actions and timing of your planned operations over the next 12 months toward the development, completion and execution of your business plan. Explain how long it will take to complete the YouPop website and when you expect to begin generating revenue. Describe the individual stages required to implement your business plan and include the amount of funds required to complete each stage.

RESPONSE:
On page 25, we have provided a more detailed description of the actions and timing of our planned operations. Specifically, we state that we expect to complete the design and launch of our internet platform, YouPop, by April 2013 and begin marketing it shortly, thereafter. We expect to generate revenue once the website is launched and our marketing is started.

Darin Myman, Chief Executive Officer and Director, page 26

41.
Please revise the description relating to Mr. Myman’s professional background, to provide a chronologically complete history of prior employment for a period of not less than five years. See Item 401(e) of Regulation S-K. The current disclosures fail to indicate when Mr. Myman served as CEO and director for PeopleString. Further, we note that on page 6, you indicate that Mr. Myman is currently the CEO of PeopleString, while the disclosure identified earlier in this comment, states that he served as CEO. Please reconcile.

RESPONSE:	On page 26, we have revised the description relating to Mr. Myman’s professional background to provide a complete chronological history of his prior employment for the past five years.

Other

42.	Please identify each promoter, as that term is defined in Rule 405, and ensure that you include all disclosures required of such persons. Please refer to Item 401(g) of Regulation S-K.

RESPONSE:	On page 29, we have disclosed that the Company has not had any promoters within the past five fiscal years.

Transactions with Related Persons, Promoters and Certain Related Persons, page 29

43.
You state that you paid $35,000 to Mr. Robb Knie, for the purchase of certain intellectual properties, including trademarks. Please tell us whether this includes trademarks for the platforms names (i.e., YouPop, and Party Crowd), and if so, please tell us when ownership changes were recorded with the United States Patent and Trademark Office.

RESPONSE:
On page 29, we have revised the disclosure to more accurately reflect that the payment to Mr. Robb Knie was for the intellectual properties related to the YouPop platform, including the trademarks for the platforms names. We also disclose that the ownership changes have not been recorded with the United States Patent and Trademark Office.

44.
On page 12, you state that the shares offered for resale include certain shares issued to founders for services rendered. Please fully clarify in this section how many shares were issued, to whom they were issued, and when the services were performed and the shares were issued. Please ensure that your revised disclosure is fully responsive to Item 404 of Regulation S-K.

RESPONSE:
On page 12, we have revised the description of selling security holders to more clearly list the number of founder’s shares being registered. We included a table that lists the founders and the number of shares that they are registering. On page 29, we have also included a detailed description of the founders shares and have listed in a table the names of each of the founders shares, the number of shares issued, the number of shares being registered, the date issued and that the shares were acquired on May 17, 2012.

Item 12A. Disclosure of Commission Position on Indemnification…, page 29

45.
Please expand this section to summarize the circumstances in which Article V of the bylaws permits or requires indemnification of officers and directors. Please also describe applicable provisions of the Nevada corporate code and the interaction of the statutory provision relating to indemnification and the bylaw provision.

RESPONSE:
On page 29, we have expanded this section to discuss the circumstances in which Article V of our bylaws permits or requires indemnification of our officers and directors. We have also discussed the Nevada Revised Statutes and Section 78.7502 regarding discretionary and mandatory indemnification of our officers and directors. We have also discussed the differences between the Nevada Revised Statutes and our bylaws.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Wally World Media, Inc.

By:	/s/ Darin Myman
Name: Darin Myman
Title: Chief Executive Officer